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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G/A
                                INFORMATION STATEMENT
                         PURSUANT TO RULES 13D-1 AND 13D-2
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ________)


     NAME OF ISSUER:  Ingersoll-Rand Company



     TITLE OF CLASS OF SECURITIES: Common Stock


     CUSIP NO.             456866102

Check the following box if a fee is being paid with this statement [x].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  NAME OF REPORTING PERSON:       The Chase Manhattan Corporation



     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633613



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [x]


(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware



      NUMBER OF SHARES BENEFICIALLY
      OWNED BY EACH REPORTING PERSON WITH:  (5)  SOLE VOTING POWER:
                                                 0      Common Shares



                                           (6)  SHARED VOTING POWER:
                                                5,727,782     Common Shares


                                           (7)  SOLE DISPOSITIVE POWER:
                                                0      Common Shares


                                           (8)  SHARED DISPOSITIVE POWER:
                                                5,727,782     Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                     5,727,782      Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

                                   0 Common Shares

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                                     5.40%


(12) TYPE OF REPORTING PERSON:       HC


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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                   SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



FEE BEING PAID:          No


ITEM 1 (a)   NAME OF ISSUER:   Ingersoll-Rand Company
ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                200 Chestnut Ridge Road
                                Woodcliff Lake, New Jersey  07675

ITEM 2 (a)   NAME OF PERSON FILING:

             The Chase Manhattan Corporation ("CMC"), its wholly owned subsidiary, The Chase
             Manhattan Bank, N.A., ("Chase") and Ingersoll-Rand Master
Plan Trust
             (the "Plan") and Trust Created Pursuant Thereto
             (collectively, the "Filing Persons")

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             The Chase Manhattan Corporation
	     One Chase Manhattan Plaza, 29th Fl.
	     New York, New York 10081
	     Attention:  Ronald C. Mayer, Secretary

             The Chase Manhattan Bank, N.A.
             Global Securities Services
             4-Chase MetroTech Center, 18th Fl.
             Brooklyn, New York 11245
             Attention:  Edward L. Berman, Vice President

             Ingersoll-Rand Master Plan Trust
             c/o The Chase Manhattan Bank, N.A., Master Trustee
             4-Chase MetroTech Center, 18th Floor
             Brooklyn, New York 11245
             Attention:  Edward L. Berman, Vice President


ITEM 2 (c)   CITIZENSHIP:

             CMC is a corporation organized under the laws of the State of Delaware.

             Chase is a national banking association organized under the laws of the United States of America.

             The Trust is governed under the laws of the State of New York, to the extent not pre-empted by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock



ITEM 2 (e)   CUSIP NO: 456866102



ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are:

(a)____	 Broker of Dealer registered under Section 15 of the Act.

(b)_X__	 Bank as defined in Section 3(a)(6) of the Act.

(c)____	 Insurance company as defined in Section 3(a)(19) of the Act.

(d)____	 Investment Company registered under Section 8 of the Investment
         Company Act.

(e)____	 Investment Adviser registered under Section 203 of the Investment
         Adviser Act of 1940.

(f)_X__	 Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

(g)_X__  Parent Holding Company, Inc. accordance with Rule
         13d-1(b)(1)(ii)(G) (Note: See Item 7).

(h)____	 Group, in accordance with Rule 13d-1(b) (1)(ii)(H).


Item 4.	 Ownership:

(a)	    Amount Beneficially Owned:

            The Plan and Trust created pursuant thereto beneficially own 5,727,782 shares of Common Stock.


(b)	    Percent of Class:

	    CMC beneficially owns approximately 5.4%.

	    Chase and the Plan each beneficially own approximately 5.4%.

	    Number of shares as to which the Filing Persons have:

	    (i)   sole power to vote or to direct the vote:

                  Chase and CMC have the sole power to vote or to direct the vote of 0 shares of Common Stock.

           (ii)	  shared power to vote or to direct the vote:

                  The Plan and Trust created pursuant thereto share the power to vote or to direct the vote of 5,727,782 shares of Common Stock.

                  Chase and CMC share the power to vote or to direct the vote of 5,727,782 shares of Common Stock.

          (iii)	  sole power to dispose or to direct the disposition of:

                  Chase and CMC have the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

           (iv)	  shares power to dispose or to direct the disposition of:


                  The Plan and Trust created pursuant thereto share the power to dispose or to direct the disposition of 5,727,782 shares of commons Stock.

                  Chase and CMC share the power to dispose or to direct the disposition of 5,727,782 shares of Common Stock.

	The 5,727,782 shares of Common Stock are held in the trust created pursuant to the Ingersoll-Rand Master Plan Trust Agreement dated October 1, 1994 between Chase as Master
        Trustee (the "Master Trustee") and Ingersoll-Rand Company, for the benefit of participants in the Plan (the "Trust").

	Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange any Common Stock beneficially owned by the Trust as directed by the participants in the Plan (the "Participants").
        For this purpose, each Participant acts in the capacity of a named fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, tender, exchange and any other rights appurtenant to such stock.

        Under the terms of the Trust, the Master
        Trustee will vote shares of common stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Any allocated shares for which no instructions are received are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

	The administrators of the Plan
        may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances.

        The actions and duties of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.


Item 5.	   Ownership of Five Percent or Less of a Class: N/A

Item 6.	   Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7.	   Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported on By the Parent Holding
           Company:

As to CMC, this Schedule is filed pursuant to Rule 13d-1(b)(iii)(G). Chase is a wholly owned subsidiary of CMC. Chase is a bank as defined in
Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.	   Identification and classification of Members of the Group:  N/A

Item 9.	   Notice of Dissolution of Group: N/A


ITEM 10    CERTIFICATION:

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE
PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING
THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED
IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

Exhibits Exhibit 1- Joint Filing Agreement between The Chase Manhattan Corporation, The Chase Manhattan Bank, N.A. and Ingersoll-Rand Master Plan Trust Created Pursuant thereto.



                                SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

				THE CHASE MANHATTAN CORPORATION

Dated:  February 14, 1995	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


				THE CHASE MANHATTAN BANK, N.A.

Dated:  February 14, 1995	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


                                INGERSOLL-RAND MASTER PLAN TRUST CREATED
                                PURSUANT THERETO

                                By:  THE CHASE MANHATTAN BANK, N.A.,
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                Ingersoll-Rand Master Plan Trust Agreement

Dated:  February 14, 1995	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


EXHIBIT 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(F) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Ingersoll-Rand Company, and further agree that this joint Filling Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 14th day of February, 1995.

				THE CHASE MANHATTAN CORPORATION

Dated:  February 14, 1995	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President


				THE CHASE MANHATTAN BANK, N.A.

Dated:  February 14, 1995	BY:/s/John V. Caulfield
                                   John V. Caulfield, Vice President

                                INGERSOLL-RAND MASTER PLAN TRUST CREATED
                                PURSUANT THERETO:

                                By: The CHASE MANHATTAN BANK, N.A.,
                                solely in its capacity as Master Trustee
                                of the Trust created pursuant to the
                                Ingersoll-Rand Master Plan Trust Agreement.


Dated:  February 14, 1995	BY:/s/John V. Caulfield
                                   John V. Caulfield, Vice President